VIA EDGAR

December 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metaldyne Performance Group Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-198316)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 5:00 p.m. (ET) on December 11, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 1, 2014, through the date hereof:

Preliminary Prospectus dated December 1, 2014:

3,309 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice-President

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice-President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Benjamin Marsh
Name:	Benjamin Marsh
Title:	Director

[Signature Page to Acceleration Request]